Press Release
[Graphic omitted] Ahold
                                                  Royal Ahold
                                                  Corporate Communications



                                           Date:  October 28, 2003
                           For more information:  +31 75 659 57 20





Ahold 2003 third quarter sales

o Consolidated 3Q 2003 sales amounted to Euro 13.0 billion, a decline of 7.1% compared to the same period last year
o Sales are significantly impacted by the lower currency exchange rates of in particular the US Dollar; sales excluding currency impact increased by 2.7%
o    Persistent weak global economy and fierce competition impact sales
o Operating income 2003 expected to be impacted by margin squeeze, particularly at U.S. Foodservice
o    Professional fees of advisors in 2003 in excess of Euro 100 million



Zaandam, The Netherlands, October 28, 2003 -- Ahold today announced consolidated net sales for the third quarter of the year (12 weeks through October 5, 2003) of Euro 13.0 billion, a decline of 7.1% compared to Euro 14.0 billion generated in the 2002 third quarter. Sales are significantly impacted by the lower currency exchange rates of in particular the U.S. Dollar; sales excluding currency impact increased by 2.7%. The overall impact of acquisitions and divestments on net sales growth in the third quarter was not material. The sales numbers presented in this press release are preliminary and unaudited.



                                                  Albert Heijnweg 1, Zaandam
                                                  P.0. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302
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Net sales                                            3rd quarter         |     First three quarters
                                                                         |
x 1 million                                            Change            |           Change
                                               2003     in %       2002  |     2003    in %       2002
------------------------------------------------------------------------------------------------------
Stop & Shop                         USD       2,309     6.2%      2,174  |    7,684    6.5%      7,212
Giant-Landover                      USD       1,212     1.8%      1,191  |    4,078    0.7%      4,051
Other USA retail                    USD       2,651     1.6%      2,608  |    8,924    1.7%      8,775
                                             ------              ------  |   ------             ------
Total USA retail                    USD       6,172     3.3%      5,973  |   20,686    3.2%     20,038
                                                                         |
Total USA retail                    EUR       5,480    (9.8%)     6,075  |   18,610  (14.0%)    21,632
                                                                         |
Albert Heijn                        EUR       1,242    (3.3%)     1,284  |    4,281   (2.0%)     4,370
Other Europe retail                 EUR       1,746     2.9%      1,696  |    5,469    4.1%      5,256
                                             ------              ------  |   ------             ------
Total Europe retail                 EUR       2,988     0.3%      2,980  |    9,750    1.3%      9,626
                                                                         |
U.S. Foodservice                    USD       4,259     5.9%      4,021  |   13,685    1.2%     13,518
                                                                         |
U.S. Foodservice                    EUR       3,781    (7.6%)     4,090  |   12,303  (15.7%)    14,597
Europe Foodservice                  EUR         189    (2.6%)       194  |      642   (3.3%)       664
                                             ------              ------  |   ------             ------
Total Foodservice                   EUR       3,970    (7.3%)     4,284  |   12,945  (15.2%)    15,261
                                                                         |
Retail South America                EUR         511   (12.8%)       586  |    1,700   13.6%      1,497
Retail Asia                         EUR          78   (28.4%)       109  |      279  (17.7%)       339
Other activities                    EUR          18    63.6%         11  |       45   28.6%         35
                                                                         |
Koninklijke Ahold                   EUR       13,045   (7.1%)    14,045  |   43,329  (10.5%)    48,390
------------------------------------------------------------------------------------------------------
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USA -- retail
In the United States, net sales of USA retail in USD increased by 3.3% to USD
6.2 billion (2002: USD 6.0 billion). Comparable sales increased by 1.1% and identical sales increased by 0.3%.

Europe -- retail
In Europe sales rose 0.3% to Euro 3.0 billion (2002: Euro 3.0 billion). Lower sales at Albert Heijn were offset by sales growth at Schuitema, Central Europe and Spain.

Foodservice
Net sales at U.S. Foodservice increased by 5.9% to USD 4.3 billion (2002: USD
4.0 billion), partially achieved by low margin business. The acquisition of Allen Foods and Lady Baltimore in December and September of 2002, respectively, contributed approximately 2% to the sales growth.

South America
In South America sales amounted to Euro 511 million (2002: Euro 586 million), down 12.8% compared to last year caused by the disposal of Santa Isabel Chile in July of 2003.

Asia
In Asia sales declined 28% to Euro 78 million (2002: Euro 109 million) due to the sale of most of the assets of Ahold Malaysia and Ahold Indonesia in the course of the third quarter of 2003.

Outlook 2003
Ahold expects operating income for full-year 2003 to be impacted by continued pressure on margins, primarily at U.S. Foodservice. Ahold also expects professional fees of lawyers, accountants and other advisors to be in excess of Euro 100 million in 2003.

Definitions

o    Identical sales compare sales from exactly the same stores.

o    Comparable sales are identical sales plus sales from replacement stores.

o Currency impact: the impact of using dfferent exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.


Ahold Corporate Communications: +31.75.659.57.20


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, please see Ahold's public filings. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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